Exhibit 99.1

27 September 2018

Midatech Pharma PLC
("Midatech" or the "Company")

Midatech Announces Proposed Sale of Midatech Pharma US Inc. (“MTP US”) to Kanwa Holdings, LP an affiliate of Barings LLC

•	Total consideration of up to $19m, as initial consideration of $13 million and up to $6 million payable based on MTP US net sales performance in 2018 and 2019

•	Midatech will, subject to completion of the Sale, become a pure-play R&D company focused on driving its technologies to deliver innovative products to patients suffering from oncology and other rare diseases.

•	Net proceeds of the sale will be used to fund key R&D priorities of the Company such as the MTD201 Q-Octreotide and MTX110 programmes toward their next development milestones, as well as repay the outstanding loan to MidCap Financial

•	Completion will result in annual interest and efficiency savings of over £1/2m in Midatech

•	Sale is conditional on the approval of Midatech Shareholders at a General Meeting, among other things

•	The transaction is a stock purchase, meaning all US employees, assets, product licenses and contracts will no longer be part of Midatech Pharma PLC after closing.

Midatech Pharma Plc (AIM: MTPH, NASDAQ: MTP) announces today that it has entered into an agreement with Kanwa Holdings, LP (“Purchaser”), an investment vehicle affiliated with Barings LLC (“Barings”), one of the world’s leading financial services firms, to sell Midatech Pharma US Inc. for total consideration of up to $19.0 million (the “Sale”).

The initial consideration for the sale and transfer of the entire common stock of MTP US is $13.0 million, payable upon Closing, with up to $6.0 million available by way of further consideration dependent on the 2018 and 2019 net sales performance of certain MTP US products, both individually and in aggregate. The Sale is subject to, among other things, the approval of Midatech’s shareholders.

Commenting on the Sale, Dr Craig Cook, Chief Executive Officer of Midatech Pharma, said: “The divestment of Midatech’s US commercial arm will allow us to streamline and reshape the business from a specialty pharma to a pure play biotech company, and focus all our energy, attention and resources on advancing our innovative, higher value R&D oncology pipeline. Our technologies have recently reached key validation milestones in their development and following completion we intend to accelerate this momentum for our programs and platforms as we look to unlock the full value of our pipeline and address diseases with desperate unmet medical needs.”

Commenting on the acquisition, Jon Rotolo, Head of Barings Alternative Investments’ Private Equity and Real Assets team, added, “We are excited to acquire the Midatech US supportive care business. We look forward to expanding patient access and increasing the breadth of therapeutic options available to cancer patients who experience significant adverse effects and quality-of-life issues associated with cancer treatments. This transaction will align with our focus on the specialty pharmaceutical healthcare sector within our Private Equity and Real Assets platform.”

Principal Terms of the Sale

Under the terms of terms of a stock purchase agreement made between the Company MTP US and Kanwa Holdings, LP dated 26 September 2018 (“Sale Agreement”), and unanimously approved by the Board of Midatech, the initial consideration is $13.0 million (“Initial Consideration”), plus up to $6.0 million dependent on the 2018 and 2019 net sales performance of certain MTP US products individually and in aggregate (“Earn out”).

The Sale Agreement anticipates that MTP US is acquired on a debt-free cash-free basis and accordingly on completion of the sale (“Closing”), Purchaser shall deduct from the Initial Consideration (and make payment on behalf of Midatech) certain indebtedness of MTP US, under the loan agreement with MidCap Financial. In addition, certain transaction expenses attributable to the Sale shall also be deducted from the Initial Consideration. The amount of these transaction expenses will be calculated at Closing but are not expected to exceed $1m.

The Sale is subject to customary closing conditions including, among other things, approval of the transaction by shareholders of Midatech. A circular containing a notice of General Meeting of Midatech Shareholders will be sent to shareholders as soon as reasonably practicable (the “Circular”) and will also be available on the Company’s website. The Circular will include further details in relation to the Sale and the basis of the Earn out. A further announcement will be made confirming publication of the Circular.

Financial effects of sale and use of proceeds

For the financial year ended 31 December 2017, MTP US contributed £6.7 million in net statutory revenues and £3.9 million of the Group loss before tax. Consequently, had the Sale occurred on 1 January 2017, the Group would have reported a loss before tax for the financial year ended 31 December 2017 of £13.4 million compared to the £17.3 million reported for the financial year ended 31 December 2017.

For the six-month period to 30 June 2018, MTP US contributed £3.1 million in net statutory revenues and £5.8 million of the Group loss before tax, including a fair value adjustment of £4.7 million arising on the classification of the MTP US business as an asset held for sale. The net assets classified as held for sale as at 30 June 2018 were £11.2m.

Had the Sale occurred on 1 January 2018, the Group would have reported a loss before tax from continuing and discontinued operations for the six-month period ended 30 June 2018 of £6.5 million compared to the £12.3 million reported for the same period. As at 31 December 2017, the Group reported net assets of £34.7 million, of which £18.6 million were attributed to MTP US. As at 30 June 2018, Group net assets were £23.4 million, of which £11.2 million were attributed to MTP US.

The loss of US revenue resulting from the sale of MTP US is not anticipated to have a materially negative impact on the cash flow of the Midatech Group over the short to medium term.

Upon completion of the Sale, Midatech is required to repay its outstanding loan to MidCap Financial of $7.0 million plus early repayment fees and deferred interest. The remaining proceeds of the Sale (i.e. after Midcap repayment and other transaction costs) are expected to be approximately $4.5 million (before any deferred consideration which may be received under the Earnout). These proceeds will be used to fund the ongoing operating expenses of the core business including the continued development of MTD201/ Q-Octreotide and MTX110.

Background to the Transaction

MTP US is the current commercial arm of Midatech. MTP US is focused on commercialising oncology supportive care products which help patients manage the impact of their cancer as well as the side effects of their cancer therapy.

As previously announced, the Board of Midatech has reviewed a range of options to meet the cash flow needs of Midatech, including non-dilutive financing and other strategic alternatives. Accordingly, the Board has evaluated the sale of MTP US and has concluded that the Sale optimises shareholder value and also supplies the Group with additional funding. Further, the Sale will streamline the Midatech business with a focus on R&D and allow management to completely focus on advancing on the Company’s R&D pipeline to maximise the value of the business.

Kanwa Holdings, LP is a limited partnership established for the purposes of acquiring MTP US.  It is owned by Funds managed by or through Barings LLC.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends -

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO
+44 (0)1235 888 300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate finance: Freddy Crossley / Emma Earl
Corporate broking: James Stearns
+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary-Jane Elliott / Nicholas Brown / Angela Gray
+44 (0)20 3709 5700
midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
+1 339 970 2843
chris.brinzey@westwicke.com

Torreya Capital, LLC
Stephanie Léouzon/Kelly Curtin
+44 207 451 4550

Barings LLC (Media Relations)

Kelly Smith

+1 980 4175648

Advisers

Torreya Capital, LLC served as financial adviser to Midatech and Brown Rudnick LLP in the United States and United Kingdom served as Midatech’s legal adviser. McGuireWoods LLP served as Barings’ legal adviser.

About Barings

Barings is a $306+ billion* global financial services firm dedicated to meeting the evolving investment and capital needs of our clients. We build lasting partnerships that leverage our distinctive expertise across traditional and alternative asset classes to deliver innovative solutions and exceptional service. Part of MassMutual, Barings maintains a strong global presence with over 1,800 professionals and offices in 16 countries.

Barings Alternative Investments (BAI), part of Barings LLC, is a 460+ associate team located across 11 countries that manages $49 billion* in client capital. BAI seeks differentiated sources of returns by incorporating decades of investment experience in alternative assets offering investors access to a diverse range of opportunities across private equity, real assets, asset-based investments and the four quadrants of real estate. The Barings Private Equity and Real Assets team focuses on control positions in actively-managed, thematically-driven, asset-based investments that generate both current income and opportunity for capital appreciation. Led by a research-intensive investment process that identifies long-term investment trends, the team invests across eight specialist sectors in four asset classes: Capital Assets, Infrastructure, Intangible Assets and Natural Resources.

* As of June 30, 2018.

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, factors identified elsewhere in this press release as well as the following possibilities: uncertainties as to how our shareholders may vote in respect to the proposed Sale, the possibility that various closing conditions for the Sale may not be satisfied or waived, operational challenges in achieving strategic objectives and executing plans; future revenues are lower than expected; costs or difficulties relating to the Sale and the continuation of the Group's business following the Sale, are greater than expected; competitive pressures in the industry increase; general economic conditions or conditions affecting the Group's business following the Sale, whether internationally or in the places where the Group does business, are less favourable than expected; and/or conditions in the securities market are less favourable than expected.

Statements are only made as at the date of this document. The Company expressly disclaims any obligation to disseminate any update or revision to any forward looking statement in this document to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, unless required to do so by applicable law, the AIM Rules or the rules and regulations of the U.S. Securities and Exchange Commission.